EXHIBIT (a)(1)

CERTIFICATE OF FORMATION

OF

ROCHDALE ALTERNATIVE TOTAL RETURN FUND LLC

This Certificate of Formation of Rochdale Alternative Total Return Fund LLC (the "LLC"), dated as of November 18, 2010, is being duly executed and filed by Garrett R. D’Alessandro, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq.).

FIRST: The name of the limited liability company is:

Rochdale Alternative Total Return Fund LLC

SECOND: The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, DE 19808.  The name of its registered agent at such address is Corporation Service Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Rochdale Alternative Total Return Fund LLC this 18th day of November, 2010.

By: /s/ Garrett R. D’Alessandro
Name: Garrett R. D’Alessandro
Title: Authorized Person